File No. 82-3929

04 MAR -9 AM 7:21

04010378

FANCAMP EXPLORATION LTD.

SUPPL

04 MAR -9 AM 7:21

QUARTERLY REPORT

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2004

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

Prepared By Management
February 19, 2004

dlw 3/9

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter Ended:	January 31, 2004
Date of Report:	February 19, 2004

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**February 19, 2004**
Name of Director	**Date Signed**
Debra Chapman	**February 19, 2004**
Name of Director	**Date Signed**

c:\fnm\qrt\0104scha.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the nine months ended January 31, 2004
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET
(Unaudited - Prepared by Management)

January 31, 2004

	January 31 2004	April 30 2003
Assets		
Current		
Cash and Marketable Securities	-1,546	34,863
Accounts Receivable	28,264	14,115
Accrued Mining Duty Refunds	0	0
Prepaid Expenses	10	9,150
Total Current Assets	26,728	58,128
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	718,187	388,721
Total Assets	$746,157	$448,090
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	36,247	110,136
Long-term		
Botswana Exploration Obligations	768,041	768,041
Deferred Quebec Mining Duties	124,893	124,893
Total Liabilities	929,181	1,003,070
Shareholders' Equity		
Share Capital	6,326,634	5,877,584
Deficit	-6,509,658	-6,432,564
Total Shareholders' Equity	-183,024	-554,980
Total Liabilities and Shareholders' Equity	$746,157	$448,090

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the three and nine month periods ended January 31, 2004 and 2003

	Three Months Ended January 31 2004	Nine Months Ended January 31 2004	Three Months Ended January 31 2003	Nine Months Ended January 31 2003
Revenue				
Interest Income	**17**	21	0	1
Operator Fee Income	0	0	0	0
Total Revenue	**$17**	**$21**	**$0**	**$1**
Expenses				
Bank and Interest Charges	**137**	316	59	360
Foreign Exchange (Gain) Loss	**0**	-166	0	0
Geological Fees	**7,500**	22,500	7,500	22,500
Legal and Accounting	**387**	9,821	377	10,988
Office and General	**7,842**	23,561	7,439	26,556
Transfer Agent and Listing Fees	**1,973**	21,084	1,832	12,985
Total Expenses	**17,839**	**77,116**	17,207	73,389
Net Profit(Loss) from Operations	**-$17,823**	**-$77,095**	**-$17,207**	**-$73,388**
Gain (Loss) on Investments	**0**	**0**	**0**	**0**
Mineral Properties Written Off	**0**	**0**	**0**	**0**
Net Profit(Loss)	**-$17,823**	**-$77,095**	**-$17,207**	**-$73,388**
Deficit, Beginning of Period	**6,491,835**	6,432,564	6,320,070	6,263,888
Deficit, End of Period	**6,509,658**	**6,509,658**	6,337,276	6,337,276
Profit(Loss) Per Share	**-0.001**	-0.001	-0.001	-0.005

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three and nine month periods ended January 31, 2004 and 2003

	Three Months Ended January 31 **2004**	Nine Months Ended January 31 **2004**	Three Months Ended January 31 **2003**	Nine Months Ended January 31 **2003**
Operating Activities				
Profit(Loss) for the Period	**-17,823**	-77,095	-17,206	-73,388
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	**51,161**	**-78,899**	-133,750	-123,458
Total Operating Activities	**33,338**	**-155,994**	**-150,956**	**-196,846**
Financing Activities				
Private Placement - common shares	**0**	100,000	0	80,000
Private Placement - Flow-through common shares	**0**	0	200,000	200,000
Exercise of Warrants	**17,500**	192,500	0	0
Share Capital Received	**75,000**	75,000	0	0
Exercise of Options	**10,850**	81,550	0	0
Total Financing Activities	**103,350**	**449,050**	**200,000**	**280,000**
Investing Activities				
Bearn	**0**	0	-88	-88
Brock River	**0**	0	-300	-7,679
Fancamp	**0**	-46	0	0
Gamache	**0**	-161	0	0
Sept-Iles - Mechant	**0**	0	-44	4,756
Upsalquitch Forks	**0**	-120	0	0
St. George	**-2,450**	-17,017	-5,185	-21,670
Mingan Longue Pointe	**-103,230**	-264,476	-23,768	-23,768
Manic 3	**0**	0	-88	-88
Manicuagan	**-29,396**	-29,396	0	0
Tilly Lake	**-2,400**	-2,400	0	0
McFaulds Fancamp	**0**	-15,851	0	0
Total Investing Activities	**-137,476**	**-329,467**	**-29,473**	**-48,537**
Change in Cash during the Period	**-787**	**-36,410**	19,571	34,617
Cash at Beginning of Period	**-759**	34,863	28,090	13,041
Cash at End of Period	**-$1,546**	**-$1,546**	**$47,660**	**$47,660**

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Share capital**

Authorized: 50,000,000 common shares with no par value

Issued:

	2003-2004		2002-2003	
	Number	Amount	Number	Amount
Balance, beginning of year	15,817,981	$5,877,584	12,617,981	$5,702,584
Exercise of Warrants	1,500,000	192,500	0	0
Options Exercised	755,500	81,550	0	0
Flow Through Private Placement	0	0	2,000,000	200,000
Private Placement	0	100,000	1,200,000	80,000
Settlement of Debt	0	0	0	0
Mineral Property Acquisition	0	0	0	0
Balance, end of period	18,073,481	$6,251,634	15,817,981	$5,982,584

Warrants Outstanding

The Company has warrants outstanding for the purchase of up to 2,000,000 flow-through common shares, at a price of $0.125 per share, exercisable up to December 18, 2004.

Share Capital Issued

During the current quarter, directors and employees exercised options for the purchase of 13,500 common shares, at a price of $0.10 per share, 25,000 common shares at a price of $0.14 per share and 50,000 common shares, at a price of $0.12 per share.

During the previous quarters, directors and employees exercised options for the purchase of 467,000 common shares, at a price of $0.10 per share and 200,000 common shares, at a price of $0.12 per share.

During the current quarter, warrants were exercised for the purchase of 300,000 common shares, at a price of $0.125 per share and for the purchase of 200,000 common shares, at a price of $0.15 per share.

During the previous quarters, warrants were exercised for the purchase of 1,000,000 common shares, at a price of $0.125 per share.

Breakdown of shares issued during the period:

Date	Type of Issuance	Shares Issued	Price Per Share	Cash Consideration Paid
Nov 18, 2003	Exercise of Option	13,500	$0.10	$1,350.00
Nov 18, 2003	Exercise of Option	25,000	$0.14	$3,500.00
Dec 01, 2003	Exercise of Option	50,000	$0.12	$6,000.00
Nov 13, 2003	Exercise of Warrants	300,000	$0.125	$37,500.00
Dec 09, 2003	Exercise of Warrants	200,000	$0.15	$30,000.00
Total		588,500		$78,350.00

7. **Incentive Stock Options**

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
161,500	$0.12	May 1/00	Apr 30/05
9,500	$0.10	Aug 1/01	Jul 31/06
145,000	$0.10	Jan 25/02	Jan 24/07
829,000	$0.14	May 26/03	May 25/08
1,145,000			

During the current quarter, directors and employees exercised options for the purchase of 13,500 common shares, at a price of $0.10 per share, 25,000 common shares at a price of $0.14 per share and 50,000 common shares, at a price of $0.12 per share.

During the quarter no options were issued, re-priced, cancelled, or expired.

8. **Related Party Transactions**

Transactions with related parties for the period comprise:

	Paid - 3 months ended January 31, 2004
Professional geological fees paid to a director	$23,450
Administration fees paid to directors (2)	$5,640

	Paid – 9 months ended January 31, 2004
Professional geological fees paid to a director	$53,850
Administration fees paid to directors (2)	$16,920

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. Analysis Of Deferred Costs and Exploration Expenditures

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended January 31, 2004

Costs Incurred (Recovered) During the Period	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2004 Net Costs For Period	2003 Net Costs For Period
Brock River					300
Beam					88
Sept-Iles - Mechant					44
St. George		2,450		**2,450**	5,185
Mingan Longue Pointe		103,230		**103,230**	23,768
Manic 3					88
Minacuagan	26,646	2,750		**29,396**	
Tilly Lake	2,400			**2,400**	
Total	29,046	108,430	0	**137,476**	29,473
Cumulative Mineral Property Costs Deferred Beginning of Period				**580,711**	282,970
Cumulative Mineral Property Costs Deferred End Of Period				**$718,187**	**$312,444**

For the nine months ended January 31, 2004

Costs Incurred (Recovered) During the Period	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2004 Net Costs For Period	2003 Net Costs For Period
Brock River					7,679
Beam					88
Fancamp		46		**46**	
Gamache		161		**161**	
Upsalquitch Forks		120		**120**	
Sept-Iles - Mechant					244
St. George		17,017		**17,017**	16,670
Mingan Longue Pointe		264,475		**264,475**	23,768
Manic 3					88
Minacuagan	26,646	2,750		**29,396**	
Tilly Lake	2,400			**2,400**	
McFaulds Fancamp	7,200	8,651		**15,851**	
Total	36,246	293,221	0	**329,467**	48,537
Cumulative Mineral Property Costs Deferred Beginning of Period				**388,721**	263,906
Cumulative Mineral Property Costs Deferred End Of Period				**$718,187**	**$312,443**

STATEMENT OF EXPLORATION EXPENDITURES
(Unaudited - Prepared by Management)

For the three months ended January 31, 2004

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
St. George, New Brunswick				2,450		2,450
Manicuagan	26,646			2,750		29,396
Tilly Lake	2,400					2,400
Options on Mineral Properties						
Mingan Longue Pointe, Quebec		6,754	49,221	12,600	34,655	103,230
Royalty Interests						
Total	29,046	6,754	49,221	17,800	34,655	137,476

For the nine months ended January 31, 2004

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground Surveys	Total
100% Owned						
St. George, New Brunswick			2,137	8,913	5,967	17,017
Upsalquitch Forks, New Brunswick				120		120
Gamache, Quebec				161		161
McFaulds Fancamp	7,200			53	8,599	15,852
Manicuagan	26,646			2,750		29,396
Tilly Lake	2,400					2,400
Options on Mineral Properties						
Mingan Longue Pointe, Quebec		21,274	134,009	30,185	79,008	264,476
Royalty Interests						
Fancamp				46		46
Total	36,246	21,274	136,146	42,228	93,574	329,467

2. Related Party Transactions

See Note 8 of Financial Statements for the nine months ended January 31, 2004, attached hereto as part of Schedule “A”.

3. Summary Of Securities Issued And Options Granted During The Period

See Notes 6 and 7 of Financial Statements for the nine months ended January 31, 2004, attached hereto as part of Schedule “A”.

4. **Summary Of Securities As At The End Of The Reporting Period**

See Note 6 of Financial Statements for the nine months ended January 31, 2004, attached hereto as part of Schedule "A".

5. **Directors and Officers**

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director

Mingan Titanium Option, Longue Pointe, Quebec

On December 10, 2003, the Company reported that three additional vertical holes had been completed, two, #14 and 14A, drilled at close intervals 35 metres east of Hole #5, on the flank of a small gravity high. Massive hemoilmenite was encountered over narrow intervals from surface to a depth of 49 metres. Hole #15, drilled 160 metres ENE of #14, in the central part of a large residual gravity high, encountered highly altered country rock laced with hemoilmenite veinlets, from 17.7 m to 40.8m in the hole. This type of alteration is typical of country rock in close proximity to massive hemoilmenite, which occurs in outcrop in the immediate vicinity.

As announced on January 29, 2004, further drilling has been suspended, and a winter road is being constructed into the property for purposes of removing test samples. Heavy equipment will be left on the property for a stripping and trenching program designed to further assess the geometry of the massive hemoilmenite bodies. This program is scheduled following breakup in May and June this year.

Fancamp has optioned the Mingan Showing, a series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years (December 5, 2004). To date the Company has spent $365,611. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

100% Owned McFaulds Fancamp Property, Quebec

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones.

100% Owned Tilly Lake Property, Shebandowan Belt, NW Ontario

The Company has acquired, by staking, 32 claims located some 6 km along strike from the recently announced Freewest Resources Inc. Larose Property gold discovery.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery.

100% Owned Lac Mechant Property, Quebec

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc. has been subject to a gravity survey and a number of strong anomalies have been identified. This survey will be expanded in the coming months to cover areas underlain by large nickel copper cobalt soil anomalies. A drill program will test the most important gravity anomalies. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Financing and Operations

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002. To date, warrants have been exercised for the purchase of 1,300,000 common shares, at a price of $0.125 per share. Further warrants were exercised for the purchase of 200,000 common shares, at a price of $0.25 per share with proceeds added to general working capital. There are currently warrants outstanding for the purchase of up to 2,000,000 common shares, at a price of $0.125 per share, exercisable up to December 18, 2004.

Options for the purchase of a total of 755,500 common shares have also been exercised at various prices during the year, with the aggregate $81,550.00 proceeds being added to general working capital.

Mr. Taylor Cahill passed away on January 5, 2004. Mr. Cahill served on the Board of Directors since 1996 and his presence will be deeply missed.

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172